August 28, 2024

Andrew Saik
Chief Financial Officer and Treasurer
Arvinas, Inc.
5 Science Park
395 Winchester Ave
New Haven, Connecticut 06511

       Re: Arvinas, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 27, 2024
           File No. 001-38672
Dear Andrew Saik:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Research and Development Expenses, page 132

1. We acknowledge your statement that you do not track all of our internal research and development expenses on a program-by-program basis. In future filings, please quantify your internal research and development costs separately from the external costs incurred, and provide a further breakdown for each category. For example, you could provide a breakdown of your internal costs by nature of the expense incurred, and could disclose a breakdown of your external costs for each ongoing major clinical trial, instead of, or in addition to a breakdown by program area. Explain to us and revise your disclosures to clarify how the cost sharing arrangements with your collaboration partners, such as Pfizer, are recorded and reported in your financial statements, or direct us to existing disclosure.
 August 28, 2024
Page 2

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition and Deferred Revenue, page F-10

2. We note that you recognize revenues from several research collaboration and license agreements, and that such revenues are recognized on either a straight-line basis over the estimated performance period under the arrangement or over the estimated performance period based on your best estimate of costs to be incurred. We also note that your revenues could represent amounts from up front fees, option fees, research funding fees, milestone payments, or royalties. Please explain to us your consideration of providing disaggregated revenue disclosures into categories that enable the users of your financial statements to better understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. Please refer to the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 91 in your response.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ibolya Ignat at 202-551-3636 or Daniel Gordon at 202-551-3486 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences